Exhibit 99.5

Bezeq The Israel Telecommunications Corporation Ltd.

(the “Company”)

March 7, 2018

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd.

Re: Letter from Entropy dated March 6, 2018

Further to the Company’s Immediate Report dated February 7, 2018 concerning (among other items) a letter from Entropy Corporate Governance Consulting Ltd (“Entropy”) dated February 6, 2018 to Mr. David Granot, Interim Chairman of the Board, the Company reports that on March 6, 2018 Mr. Granot received a further letter from Entropy, which contained a demand to convene a shareholders’ special general meeting in accordance with the provisions of section 63(B) of the Companies Law, 1999 (“Companies Law”), on the agenda of which would be the appointment of 3 additional external directors to the Company, with appended a list of 6 candidates to be proposed to the general meeting (“the Letter”).

The Company is studying the letter, taking into consideration, among other factors, the provisions of the Communications Order (Bezeq and Broadcasts) (Determination of Vital Services Provided by “Bezeq” The Israel Telecommunication Corp Limited), 1997.

At the same time, the Company will inform Entropy that it must provide CVs and declarations of suitability and the lack of any connections signed by its proposed candidates, as required by the provisions of the Companies Law in order to convene a general meeting to appoint directors.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.